UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

(AMENDMENT NO. 3)

SCHEDULE TO

(Rule 13e-4)

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of

the Securities Exchange Act of 1934)

C&F FINANCIAL CORPORATION

(Name of Issuer and Person Filing Statement)

COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

12466Q-10-4

(CUSIP Number of Class of Securities)

With Copies to:

Thomas F. Cherry	Hugh B. Wellons
Executive Vice President	LeClair Ryan Flippin Densmore, P.C.
C&F Financial Corporation	1800 First Union Tower, Drawer 1200
Eighth and Main Streets	Roanoke, VA 24006
West Point, VA 23181
(804) 843-2360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,380,000	$868.63

*	For purposes of calculating fee only. Assumes the purchases of 180,000 shares at $41.00 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No. 3 to Tender Offer Statement on Schedule TO further amends and supplements the Tender Offer Statement on Schedule TO, filed on May 13, 2005, as amended on June 1, 2005, and June 20, 2005, relating to the offer of C&F Financial Corporation, a Virginia corporation, to purchase up to 180,000 of its common shares, no par value (plus up to an additional 2% of outstanding shares), or such lesser number of shares as are validly tendered and not properly withdrawn. C&F Financial Corporation is offering to purchase these shares at a price of $41.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”).

This Amendment No. 3 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were filed previously with the Schedule TO as Exhibits 99(a)(1)(i) and 99 (a)(1)(ii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, as amended herein.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of Schedule TO is hereby amended as follows:

On June 30, 2005, C&F Financial Corporation announced that it has extended the expiration date of the offer from 11:59 p.m., Eastern Standard Time, on Thursday, June 30, 2005, to 11:59 p.m., Eastern Standard Time, on Friday, July 22, 2005, unless further extended by the company. A copy of the company’s press release announcing the extension is attached as Exhibit (a)(5)(ii) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

On June 30, 2005, C&F Financial Corporation announced that it has extended the expiration date of the offer from 11:59 p.m., Eastern Standard Time, on Thursday, June 30, 2005, to 11:59 p.m., Eastern Standard Time, on Friday, July 22, 2005, unless further extended by the company. A copy of the company’s press release announcing the extension is attached as Exhibit (a)(5)(ii) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

C&F Financial Corporation has received, through its depositary, as of Wednesday, June 29, 2005, tenders for approximately 320,000 shares. In order to accommodate this unexpected over-subscription, we intend to amend this Offer in the next few days to increase the number of tenders permitted. A copy of the press release explaining this amendment is attached as exhibit 99(a)(1)(ii).

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release dated June 30, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2005

C&F FINANCIAL CORPORATION

By:	/s/ Thomas F. Cherry
Thomas F. Cherry, Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm**

99.(a)(1)(i)	Offer to Purchase dated May 24, 2005.*

99.(a)(1)(ii)	Letter of Transmittal. (Preceeded by Letter to Shareholders)*

99.(a)(1)(iii)	Notice of Guaranteed Delivery.*

99.(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.(a)(5)(i)	Press Release dated May 13, 2005.**

99.(a)(5)(ii)	Press Release dated June 30, 2005.

(b)	None

(d)	None

(g)	None

(h)	None

*	Previously filed with Schedule TO, as amended June 1, 2005.

**	Previously filed with Schedule TO May 13, 2005.